

March 11, 2011

Alan P. Donenfeld
President
Prevention Insurance.Com
c/o Paragon Capital LP
110 East 59th Street, 22nd Floor
New York, New York 10022

> **Re: Prevention Insurance.Com**
> **Schedule 14C**
> **Filed March 10, 2011**
> **File No. 000-32389**

Dear Mr. Donenfeld:

        We have completed our review of your filing and do not have any further comments at this time.

                                    Sincerely,

                                    Jeffrey Riedler
                                    Assistant Director